UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D. C. 20549

FORM 8-K

CURRENT REPORT
Pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934

Date of Report (Date of earliest event reported)   **March 2, 2004**

AMERICAN INDEPENDENCE CORP.

(Exact name of registrant as specified in its charter)

Delaware	**001-05270**	**11-1817252**
(State or other jurisdiction of incorporation or organization)	(Commission File Number)	(I.R.S. Employer Identification No.)

485 Madison Avenue, New York, NY 10022	**10022**
(Address of principal executive offices)	(Zip Code)

Registrant's telephone number, including area code: **(212) 355-4141**

Item 12. Results of Operations and Financial Condition.

On March 2, 2004, American Independence Corp. issued a press release announcing financial results for the three months and year ended December 31, 2003, a copy of which is attached as Exhibit 99.1.

<p align="center"><u>**SIGNATURE**</u></p>

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

AMERICAN INDEPENDENCE CORP.

/s/ *Teresa A. Herbert*   Date: March 2, 2004
Teresa A. Herbert
Vice President and Chief Financial Officer

Exhibit 99.1

AMERICAN INDEPENDENCE CORP.   **CONTACT: DAVID T. KETTIG**
485 MADISON AVENUE   **(212) 355-4141 Ext. 3047**
NEW YORK, NEW YORK 10022   www.americanindependencecorp.com
NASDAQ – AMIC

NEWS RELEASE

**AMERICAN INDEPENDENCE CORP. ANNOUNCES INCOME FROM CONTINUING OPERATIONS
BEFORE INCOME TAXES FOR 2003 FOURTH QUARTER AND YEAR**

New York, New York, March 2, 2004. American Independence Corp. (NASDAQ: AMIC) today reported net income and income from continuing operations of $6.3 million ($.74 per share, diluted) for the three months ended December 31, 2003. AMIC also reported net income of $12.7 million ($1.50 per share, diluted) and income from continuing operations of $12.6 million ($1.49 per share, diluted) for the twelve months ended December 31, 2003. These results were positively impacted by a further reduction of the valuation allowance related to the deferred tax asset. This reduction is primarily based upon AMIC's profitability in 2003 and projected continuing profitable results, as further described below. Income from continuing operations before tax sequentially increased from $2.4 million for the third quarter of 2003 to $3.0 million for the fourth quarter of 2003, a 28% increase. Revenues amounted to $16.6 million for the 2003 fourth quarter and $55.6 million for the 2003 year. The Company did not compare its 2003 results to its prior year performance because of the change in business operations in November 2002.

Roy T.K. Thung, Chief Executive Officer, commented, "We are very pleased with the results of our first full year of operations as an insurance holding company and our fourth quarter performance. Due to our profitability in 2003 and our projected continuing profitability results, in the fourth quarter we further reduced our valuation allowance related to the deferred tax asset. This reduction significantly added to our net income for such quarter and the year. On a non-GAAP basis (excluding non-cash charges related to the amortization of intangible assets, the federal income tax charge related to deferred taxes, and a reduction of the valuation allowance related to the deferred tax asset) the Company reported income from continuing operations of $3.2 million ($.38 per share, diluted) for the three months ended December 31, 2003 and $10.9 million ($1.29 per share, diluted) for the fiscal year ended December 31, 2003. We remain quite optimistic as to our 2004 results, as we anticipate that Independence American's premiums will continue to increase primarily due to a higher percentage of medical stop-loss business assumed from Independence Holding Company (NASDAQ: INHO)."

AMIC's 2003 fourth quarter results were favorably impacted by an increase in MGU profit sharing (which is a component of MGU fee income) to $1.3 million from $0.7 million in the third quarter; this increase was partially offset by payment of additional incentive compensation paid to key employees of the MGUs in connection with such higher profit sharing commissions. MGUs are compensated in two ways. They earn fee income based on the volume of business produced, and collect profit-sharing commissions if such business exceeds certain profitability benchmarks. Profit-sharing commissions are accounted for in the period in which the Company believes they are reasonably estimable. While profit-sharing commissions are a function of an MGU attaining certain profitability thresholds and could greatly vary from quarter to quarter, AMIC's MGUs price their business to an anticipated profit margin in excess of such thresholds. AMIC expects that its MGUs will continue to earn profit-sharing commissions in 2004, although there is no assurance of the magnitude.

In the fourth quarter of 2003, the Company further reduced the valuation allowance relating to the deferred tax asset, which caused a corresponding increase in such deferred tax asset. The valuation allowance relates to the possibility that AMIC might not be able to fully utilize its prior tax year federal net operating loss carryforwards ("NOLs"). AMIC periodically reviews the valuation allowance to determine the reasonableness of the amount, and previously reduced it in connection with the Company's acquisitions in 2002 and 2003. Based upon AMIC's profitability in 2003 and projected continuing profitable results, it was appropriate to further reduce the valuation allowance in the fourth quarter of 2003 in the amount of $4.5 million ($.53 per share, diluted), which resulted in an increase in net income and income from continuing operations. In the future, AMIC will continue to evaluate the valuation allowance as it analyzes the impact of the development of its business on its ability to fully utilize its NOLs.

The Company's tax year end is September 30, and for the first nine months of 2003, AMIC had a recovery for federal income taxes arising from losses in the fourth quarter of 2002. These losses were fully applied, and the Company began to utilize its NOLs, in the fourth quarter of 2003. As long as AMIC utilizes these NOLs, it will not pay any income taxes, except for federal alternative minimum taxes and state income taxes. In the first nine months of 2003, AMIC did not have any provision for federal income taxes on its income statement due to losses arising in the fourth quarter of 2002. Starting in the fourth quarter of 2003, the Company had a provision for federal income taxes of $920,000 on its income statement, and the utilization of its NOLs reduced the deferred tax asset on its balance sheet.

The Company provides non-GAAP financial measures to complement its consolidated financial statements presented in accordance with GAAP. These non-GAAP financial measures are intended to supplement the user's overall understanding of the Company's current financial performance and its prospects for the future. Specifically, the Company believes the non-GAAP results provide useful information to both management and investors by identifying certain expenses that, when excluded from the GAAP results, may provide additional understanding of the Company's core operating results or business performance. However, these non-GAAP financial measures are not intended to supercede or replace the Company's GAAP results. A reconciliation of the non-GAAP results to the GAAP results is provided in the "Reconciliation of GAAP Income from Continuing Operations to Non-GAAP Income from Continuing Operations schedule below. Operating results reported on a non-GAAP basis exclude non-cash charges related to the amortization of intangible assets recorded in purchase accounting, the federal income tax charge related to deferred taxes and the reduction of the valuation allowance.

AMIC is a holding company principally engaged in the employer medical stop-loss and managed care insurance and reinsurance business through Independence American Insurance Company and its managing general underwriter division.

Some of the statements included herein may be considered to be forward looking statements that are subject to certain risks and uncertainties. Factors which could cause the actual results to differ materially from those suggested by such statements are described from time to time in AMIC's filings with the Securities and Exchange Commission.

AMERICAN INDEPENDENCE CORP.
FOURTH QUARTER REPORT
DECEMBER 31, 2003
(in Thousands Except Per Share Data)

		Three Months Ended			Year Ended	
		2003	**2002**		**2003**	**2002**
Premiums earned	$	11,550	$ 1,636	$	37,817	$ 1,636
Investment and other income		452	327		1,979	1,514
Realized gains (losses)		(49)	12		330	12
MGU fee income		4,693	713		15,427	713
Revenues		16,646	2,688		55,553	3,875
Insurance benefits, claims and reserves		7,033	989		23,312	988
Selling and general expenses		5,767	5,497		19,724	12,456
Amortization and depreciation		502	240		2,011	336
Other expenses		328	1,538		938	3,238
Expenses		13,630	8,264		45,985	17,018
Income (loss) from continuing operations before income tax		3,016	(5,576)		9,568	(13,143)
State income taxes		232	1		504	2
Federal income taxes- current and deferred		969	-		969	-
Federal income taxes- reduction of valuation allowance		(4,466)	-		(4,466)	-
Income (loss) from continuing operations		6,281	(5,577)		12,561	(13,145)
Loss from discontinued operations		-	-		-	(901)
Income (loss) on disposition of discontinued operations		(4)	(1,475)		110	(4,982)
Net income (loss)	$	6,277	$ (7,052)	$	12,671	$ (19,028)
Basic Income (Loss) Per Common Share:						
Income (loss) from continuing operations	$	$.75	$ (.66)	$	1.50	$ (1.57)
Loss from discontinued operations		-	-		-	(.11)
Income (loss) on disposition of discontinued operations		-	(.18)		.01	(.59)
Net income (loss)	$	$.75	$ (.84)	$	1.51	$ (2.27)
Weighted average basic common shares		8,418	8,395		8,411	8,394
Diluted Income (Loss) Per Common Share:						
Income (loss) from continuing operations	$	$.74	$ (.66)	$	1.49	$ (1.57)
Loss from discontinued operations		-	-		-	(.11)
Income (loss) on disposition of discontinued operations		-	(.18)		.01	(.59)
Net income (loss)	$	$.74	$ (.84)	$	1.50	$ (2.27)
Weighted average diluted common shares		8,487	8,395		8,465	8,394

As of December 31, 2003, there were 8,422,195 common shares outstanding, net of treasury shares.

RECONCILIATION of GAAP INCOME FROM CONTINUING   OPERATIONS TO
NON-GAAP INCOME FROM CONTINUING OPERATIONS
(In Thousands Except Per Share Data)

		Three Months Ended			Year Ended	
		2003	**2002**		**2003**	**2002**
Income (loss) from continuing operations	$	6,281	$ (5,577)	$	12,561	$ (13,145)
Amortization of intangible assets related to purchase accounting		470	212		1,881	212
Federal income tax charge related to deferred taxes		920	-		920	-
Reduction of valuation allowance related to deferred tax asset		(4,466)	-		(4,466)	-
Income (loss) from continuing operations excluding amortization and federal income tax charge	$	3,205	$ (5,365)	$	10,896	$ (12,933)
Non - GAAP Basic Income (Loss) Per Common Share:						
Income (loss) from continuing operations excluding amortization, federal income tax charge, and valuation allowance reduction	$	.38	(.64)		1.30	(1.54)
Non - GAAP Diluted Income (Loss) Per Common Share:						
Income (loss) from continuing operations excluding amortization, federal income tax charge, and valuation allowance reduction	$	.38	(.64)		1.29	(1.54)